New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

CONFIDENTIAL

June 3, 2020

Re:	Vitru Ltd Draft Registration Statement on Form F-1 Submitted March 30, 2020 CIK 0001805012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Robert Shapiro, Senior Staff Accountant

Doug Jones, Senior Staff Accountant

Jennifer Lopez, Staff Attorney

Lilyanna Peyser, Special Counsel

Ladies and Gentlemen:

On behalf of our client, Vitru Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated April 23, 2020 (the “Comment Letter”). On March 30, 2020, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are

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also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

Prospectus Summary, page 1

1.	Please define your total addressable market of students, total addressable market for undergraduates and the “continued extension” of your addressable market discussed on page 3. Please also discuss the material assumptions and estimates underlying the amount discussed for each total addressable market.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 3 of Amendment No. 1 to define its total addressable market of students, total addressable market for undergraduates and the disclosure with respect to the “continued extension” of its addressable market. Furthermore, the Company has revised the disclosure on page 3 to discuss the material assumptions and estimates underlying the amount discussed for each total addressable market.

2.	We note your disclosure that you have a "dual class capital structure" on page 14. However, your disclosure throughout the registration statement suggests your capital structure only includes common shares. Please revise to ensure consistency throughout your disclosure.

Response

We respectfully acknowledge the Staff's comment and the Company has deleted the reference to “dual class capital structure” on page 14 of Amendment No. 1 in response to the above comment.

Prospectus Summary
Overview, page 2

3.	Please present the comparable GAAP measures to "Adjusted EBITDA" and "Adjusted Net Income" with equal or greater prominence here and wherever else presented in the filing (for example, pages 20 and 124). Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 102.10.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 2, 20, 75 and 124 of Amendment No. 1 in response to the above comment.

Summary Financial and Other Information, page 19

4.	Please present the comparable GAAP measure to "Adjusted Cash Flow Conversion from Operations" shown on page 20 and wherever else presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 102.10.

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Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 20 and 75 of Amendment No. 1 in response to the above comment.

Risk Factors
Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financi, page 46

5.	We note your disclosure that “GDP Law will become effective starting in August 2020 (24 months from the date of its publication in August 2018), by which date all legal entities will be required to adapt their data processing activities to these new rules.” Please clarify whether or not you have adapted your data processing activities to comply with this new law or describe your expected timeline for compliance.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 27 and 46 of Amendment No. 1 to clarify that the Company is in the process of adapting its data processing activities to comply with the GDP Law (as defined in Amendment No.1) and to describe its expected timeline for compliance.

Presentation of Financial and Other Information
Our Corporate Reorganization, page 60

6.	Please provide a brief description of the subsidiaries included in the organizational chart on pages 12 and 60.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 60 and 61 of Amendment No. 1 to provide a brief description of its subsidiaries.

Market Share and Other Information, page 62

7.	You state that you obtained the industry data, estimates, market research, and other information from reports, studies and similar data prepared by third party sources, government data and similar sources. Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. In this regard, we note that you have only included consents for Educa Estudos de Mercado S.A in the Exhibit Index.

Response

We respectfully acknowledge the Staff's comment and advise the Staff that the Company only commissioned Educa Estudos de Mercado S.A. (“Educa”) to prepare a research report in connection with this offering. The Company will file a consent by Educa together with the first public filing of the registration statement given that that the Company has included information in Amendment No. 1 prepared by Educa and references Educa in Amendment No 1.

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Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 78

8.	We note your disclosure on page 4 that you have four different distance learning offerings and that the hybrid distance learning program is your core-product. Please tell us what percentage of revenue is derived from each product offering to provide additional context for investors, if possible.

Response

We respectfully acknowledge the Staff's comment. The Company has not revised the disclosure in Amendment No. 1 to disclose the percentage of revenue which is derived from each product offering because the Company believes that this information is commercially sensitive and that disclosing it publicly could adversely affect the Company’s business prospects. In addition, the Company believes that the material information regarding its distance learning offerings is provided on pages 4, 5 and 128 of Amendment No. 1 and in note 4 to the Company’s audited consolidated financial statements included in Amendment No. 1. Furthermore, we believe that the percentage of revenue which is derived from each product offering information is not material to investors.

9.	Please explain the percentages included inside the graphs on page 79. This comment is also applicable to the percentages in the graph on page 103 titled “Distance Learning Acceptance.”

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 79 and 103 of Amendment No. 1 in response to the above comment.

Industry
Number of Cities with Distance Learning Units by Size, page 106

10.	Revise the chart to label the vertical and horizontal axes so that an investor will be able to understand your disclosure. Please also clarify the financial period presented in the chart and explain the 100% reference included in the chart.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 105 of Amendment No. 1 in response to the above comment.

Business
Our Disruptive Hybrid Model, page 127

11.	Please explain the percentages included to the right of the chart on page 128.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 128 of Amendment No. 1 in response to the above comment.

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Strong Network of Hub Partners, page 133

12.	In order to better understand your hub agreements, please disclose the material terms of such agreements. Please ensure that your disclosure includes the length of such agreements (ex: annual or multi-year), renewal terms, pricing terms and termination provisions. Please also confirm, if true, that the majority of your revenue is derived from hub partners. In this regard, we note your disclosure that “[a]pproximately 81.5% of our hubs are managed by hub partners.”

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 23, 81, 82, 133 and 134 of Amendment No. 1 in response to the above comment.

13.	Please ensure your graphs are readable. For example, consider increasing the font size on the graphs included on pages 131-133.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 130 of Amendment No. 1 in response to the above comment. We note that the graphs appearing on pages 131,132 and 133 of Amendment No. 1 are provided merely to illustrate the features of our proprietary platforms, Gioconda and Leo, at a high-level rather than to show any specific features of those platforms.

14.	Please expand your narrative disclosure to provide additional context for investors and explain the changes in the number of hubs per partner shown on the graph on page 135. For example, explain why the number of hubs per partner seems to have decreased in 2019 to 1.8 compared to 2.8 and 3.7 in 2018 and 2017, respectively.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure appearing on page 135 of Amendment No. 1 in response to provide additional context for investors and explain the changes in the number of hubs per partner shown.

Notes to Consolidated Financial Statements
Note 4. Segment Reporting, page F-27

15.	You disclose depreciation and amortization for each segment, and segment "adjusted EBITDA" includes interest received on late payments of monthly tuition fees. In view of the preceding, please explain to us why you do not disclose total assets, additions to noncurrent assets and interest on tuition fees paid in arrears for each segment. Additionally, tell us if any liabilities are attributed to your segments. Refer to IFRS 8, paragraphs 23 and 24.

Response

We respectfully acknowledge the Staff's comment. The Company does not disclose total assets, liabilities and additions to noncurrent assets for each segment, because this information is not provided regularly to the Chief Operating Decision Maker (the “CODM”). Given that IFRS 8, in paragraphs 23 and 24, only requires disclosure of the total value of the assets, liabilities and additions to noncurrent assets of each reportable segment if the

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measure is presented regularly to the CODM, the Company understands that this disclosure is not necessary.

Furthermore, the line item “Interest on tuition fees paid in arrears” is included in the measurement of profit or loss by segment. However, the Company does not currently believe that the amount is material for disclosure by segment.

Note 23. Revenue, page F-45

16.	We note the following associated with your revenue: prepayments from customers; trade receivables for tuition fees; interest on tuition fees paid in arrears; provision for revenue cancellations; allowance for expected credit losses of trade receivables; cancellations; scholarships; and discounts. In view of these items, please disclose the significant judgments associated with them used in determining the amount, timing and uncertainty of revenues from contracts with your customers. Refer to paragraphs 110(b), 119(b) and 126 of IFRS 15.

Response

We respectfully acknowledge the Staff's comment. The Company’s revenue is recognized in accordance with note 2.5 (p) to its audited consolidated financial statements included in Amendment No. 1.

The Company’s revenue recognition process does not involve critical judgments about "determining the amount and timing." This is due to the fact that revenue derives from a fixed contractual amount, which is recognized over the term of the contract and there is no relevant variable consideration, except for occasional discounts and cancellations as further discussed below. Additionally, the Company respectfully advises the Staff that the following transactions also do not involve any critical judgments:

a)	Discounts provided to students, which are deducted from revenue, are granted in a timely manner according to academic and commercial rules, and are generally related to prompt payment at a fixed percentage defined in contract. Accordingly, their determination and recognition do not consider any relevant significant estimate or judgement;

b)	Scholarships, which are deducted from revenue, correspond to the portion covered by the “ProUni” government incentive, and are determined based on specific percentages granted by government to the student over the fixed amounts of our tuition fees. The Company advises the Staff that detailed information on this incentive is provided in notes 2.5 s) and 10 to its audited consolidated financial statements included in Amendment No. 1;

c)	Cancellations relate to requests from students that have not attended classes and do not acknowledge the service provided or are dissatisfied with the services being provided. This generally occurs because these students did not adapt to the platform or to their own choice of subject matter. The amount previously recognized as revenue is reverted, no judgement is applied to the amount recorded as cancellations that occurred and were requested by the students through the year.

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d)	Interest on tuition fees paid in arrears, which is recognized as interest income, is a fixed percentage of fine and interest on late payments, defined in the contract with the student, applied to the amount of tuition fee not paid by the student, which is due every past due month and can eventually be negotiated with the Company to be paid in installments. Renegotiations generally do not provide for forgiveness of fines and interest, and usually just determine a new schedule for payment.

e)	Prepayment from customers and trade receivables for tuition fees are recognized based on cash received and/or contractual terms. No significant judgement is applied to the measurement and recognition of such amounts. Both accounting policies are described in the note 1.p to the Company’s audited consolidated financial statements included in Amendment No. 1.

With respect to the "uncertainty of revenues from contracts with our customers," the Company advises the Staff that two items that require a higher level of judgment are (i) "allowance for expected credit losses of trade receivables," which is disclosed in note 3 (Significant accounting estimates and assumptions, (c) Credit losses on trade receivables) and (ii) "Provision for revenue cancellation," disclosed in note 9 to the Company’s audited consolidated financial statements included in Amendment No. 1.

The “provision for revenue cancellation,” as detailed in note 9 to the Company’s audited consolidated financial statements included in Amendment No. 1, consists of deductions to adjust revenue to the extent that it is probable that revenue will not be received. This provision is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations. The Company understands that as of the reporting dates there are no material balances on the Company’s balance sheet to be presented in note 3 to its audited consolidated financial statements included in Amendment No. 1. Considering that the extension of the provision is not material, the Company understands it is not required to include a separate footnote on significant judgment.

General

17.	Please define at first use the term "customer acquisition cost."

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 7 of Amendment No. 1 to define at first use the term "customer acquisition cost."

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com; or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

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Manuel Garciadiaz

cc:	Pedro Jorge Guterres Quintans Graça, Chief Executive Officer

Carlos Henrique Boquimpani de Freitas, Chief Financial Officer

Vitru Limited
Leandro Camilo, Partner

PricewaterhouseCoopers Auditores Independentes